July 28, 2023

Re:	DouYu International Holdings Ltd Annual Report on Form 20-F Filed April 25, 2023 File No. 001-38967

Austin Pattan

Jennifer Gowetski

Chen Chen

Kathleen Collins

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Austin Pattan, Jennifer Gowetski, Chen Chen, and Kathleen Collins:

This letter sets forth the responses of DouYu International Holdings Ltd (“DouYu” or the “Company”) to the comments (the “Comments”) the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated June 16, 2023.

For your convenience, we have included herein the comment in bold, and the Company’s responses are set forth immediately below the Comment.

*      *      *      *

General Note to the Staff:

The Company respectfully submits in this letter its proposed updates to the disclosures contained in the annual report for the year ended December 31, 2022 (the “2022 Annual Report”), which, subject to the Staff’s review and further updates and adjustments to be made in connection with any material development of the subject matters being disclosed, will be included in the Company’s annual report for the year ending December 31, 2023 (the “2023 Annual Report”) and future filings, to the extent applicable.

Annual Report on Form 20-F for the fiscal year ended December 31, 2022

Item 3. Key Information, page 1

1.	Please revise to include the diagram of your corporate organizational structure in the forepart of the filing.

In responses to the Staff’s comment, the Company respectfully advise the Staff that it intends to insert the referenced disclosure as follows in its 2023 Annual Report and future filings. Page reference is made to the 2022 Annual Report to illustrate the approximate location of the disclosure.

Page 3 (immediately before the caption “Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders”):

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our significant subsidiaries and VIEs.

Direct Ownership
Contractual Arrangements
DouYu International Holdings Limited
(Cayman Islands)
100%
DouYu Network Inc.
(BVI)
100%
Douyu Hongkong Limited
(Hong Kong)
100%
Gogo Glocal Holdings Limited
(Cayman Island)
100%
DOYU HONGKONG LIMITED
(Hong Kong)
Outside China
Inside China
Wuhan DouYu Culture Network
Technology Co. Ltd.
("Douyu Yule")
100%
100%
Wuhan Yuxing Tianxia
Culture Media Co., Ltd.
Wuhan Yuyin Raoliang
Culture Media Co., Ltd.
Wuhan Ouyue Online
TV Co., Ltd.(1)
("Wuhan Ouyue")
Wuhan Douyu Internet
Technology Co., Ltd.(2)
("Wuhan Douyu")

Notes:

(1)	The sole shareholder of Wuhan Ouyue is Mr. Shaojie Chen, our founder, CEO and director.

(2)	The shareholders of Wuhan Douyu and their relationship with our company are as follows: (i) Mr. Chen (50.23%), our founder, CEO and director; (ii) Linzhi Lichuang (18.98%), an affiliate of Nectarine, one of our shareholders; (iii) Beijing Fengye (13.16%), with 99.99% of its interests owned by Wuhan Ouyue; (iv) Beijing Phoenix (8.08%), an affiliate of Phoenix Fuju Limited, one of our shareholders; (v) Mr. Wenming Zhang (3.92%), our co-founder, former co-CEO and former director, and (vi) Wuhan Chaosai Business Information Consulting Partnership (Limited Partnership) (5.63%), with 99.99% of its interests owned by Wuhan Ouyue.

Condensed Consolidating Schedule, page 9

2.	Please revise your Condensed Consolidating Schedule as follows:

•	Include a column for the WFOE separate from the other subsidiaries and present these columns in between the "Our Company" and "VIE and VIEs' subsidiaries" columns.

•	Disclose "Investment in subsidiaries" and "Amounts due from VIEs" in two separate line items. To the extent the "Investment in subsidiaries" includes amounts related to both equity method investments and "investments" through contractual arrangements, revise to present such amounts in separate line items to avoid any implication that the VIE arrangements are similar to an equity method investment.

•	Present amounts due to/due from between the VIEs and the parent company and the VIEs and the WFOE separately from any amounts due to/due from between the parent and or subsidiaries and their equity owned subsidiaries.

•	Present any revenue and costs and expenses related to service fees paid by the VIEs to the WFOE and/or parent company separately from the other costs and expenses of the VIEs.

•	To the extent the line item "Loss from equity in subsidiaries and the VIEs and VIEs' subsidiaries" includes earnings/losses from equity method investments as well as amounts from interests in the VIEs through contractual arrangements, revise to present such amounts in separate line items as the current presentation implies the VIE arrangements are similar to an equity method investment.

•	Revise the cash flow information as necessary based on revisions requested in above bullet points.

In response to the Staff’s Comments, the Company intends to replace the content in the “Item 3. Key Information—Condensed Consolidating Schedule” with the referenced disclosure (as set forth in the Appendix I to this response letter) in the 2023 Annual Report and future filings, subject to appropriate updates for future financial periods.

Specifically, the Company proposed to revise that (1) the column of “WFOE” has been separated from the column of "Other Subsidiaries", and has been presented between the "Our Company" and "VIE and VIEs' subsidiaries" columns in each schedule, (2) "Investment in subsidiaries" and "Deficit in VIEs and VIEs’ subsidiaries" have been presented in two separate rows, in which "Deficit in VIEs" represents the amounts of accumulated losses from VIEs that exceeding the investment’s carrying amounts, (3) amounts due to/from between the VIEs and other subsidiaries and amounts due to/from between the VIEs and the WFOE have been presented separately as suggested in the Condensed Consolidating Balance Sheets, and there were no such balance between the parent company and the VIEs during the reporting periods, (4) revenue and costs and expenses between the WFOE and the VIEs in accordance with the contractual arrangements have been separately presented in the Condensed Consolidating Statements of Operations Data, (5) the line item "Loss from equity in subsidiaries and the VIEs and VIEs' subsidiaries" has been separated into two line items as "(Loss) Income from equity in subsidiaries" and "Share of income(loss) from VIEs", and (6) the cash flow information has been updated accordingly.

Item 5. Operating and Financial Review and Prospectus, page 123

3.	We note that your definition of MAUs only refers to the number of active mobile users in a given month. Considering your platform is operated on both mobile apps and PCs, please tell us what measure you use to monitor non-mobile users and revise to include a quantified discussion of such measures. In this regard, we note your definition of MAUs included in the December 31, 2021 Form 20-F included both the number of active PC users and mobile users, and your definition of active users on page ii of this filing refers to both PC and mobile users. In addition, you state on page 56 that for performance tracking purposes you monitor metrics such as active users, which appears to refer to all active users and not just mobile users. Similarly, we note your average eSports MAU and average next month active user retention rate have also been revised to only refer to mobile users. Tell us how you monitor such measures for non-mobile users and revise to include a quantified discussion of such measures. In your response please provide us your total MAUs, average eSports MAUs and average next month active user retention rate for both PC and mobile users for each period presented. Refer to SEC Release 33-10751.

In response to the Staff’s comment, the Company respectfully advises the Staff that in light of the evolving user behavior observed on game-centric livestreaming platforms with a greater emphasis on mobile devices over PCs, the management is focusing more on mobile apps and the performance of mobile users from an operational standpoint. Such observation is also supported by the operating metrics related to new user registration and user consumption behavior. In 2021 and 2022, the number of platform’s new registered users were 39.1 million and 38.4 million, respectively. Among these new registered users, the percentage of PC registration decreased from 42% in 2021 to only 29% in 2022. In terms of user consumption behavior, only 27% and 25% of livestreaming virtual gifts were purchased via PCs in 2021 and 2022, respectively. Due to the management’s shifting focus from an operational standpoint, the PC MAUs generally decreased from 2020 to 2022. This decline can be attributed to management’s reduced emphasis on maintaining and engaging PC users during this period. As a result of the above, the Company believes that the current disclosure is more appropriate in light of user behavior and revenue contribution, which reflects its latest operating strategies and provides investors with sufficient information to assess the magnitude and engagement of its users.

Nonetheless, to provide the investors with more clarity, the Company intends to revise the referenced disclosure as follows in its 2023 Annual Report and future filings. Page reference is made to the 2022 Annual Report to illustrate the approximate location of the disclosure.

Second to Last Paragraph on Page 56:

For performance tracking purposes, we monitor metrics such as the number of ~~registered user accounts,~~ active mobile users and paying users. We calculate certain operating metrics in the following ways: (a) the number of registered users, which refers to the number of users that has registered and logged onto our platform at least once since registration; (b) the number of active mobile users, which refers to the number of users who visited our platform through ~~PC or~~ mobile app at least once in a given period; and (c) the number of paying users, which refers to the number of users that have purchased virtual gifts on our platform at least once in a given period. The actual number of individual users, however, is likely to be potentially significantly lower than that of registered users, active mobile users and paying users due to various reasons such as fraudulent representation or improper registration. Some of our user accounts may also be created for specific purposes such as to increase virtual gifting for certain performers in various contests, but the number of registered users, active mobile users and paying users do not exclude user accounts created for such purposes. Furthermore, we historically focused on the number of active users, which encompasses the number of users who visited our platform through either PC or mobile app at least once in a given period. As a result of the evolving user behaviors observed on game-centric livestreaming platforms with a greater emphasis on mobile devices over PCs, our management is focusing more on mobile apps and mobile users from an operational perspective, and uses the number of active mobile users to track the scale and engagement of our users. Due to our shifting focus from an operational standpoint, the PC MAUs generally decreased from 2020 to 2022. We have limited ability to validate or confirm the accuracy of information provided during the user registration process to ascertain whether a new user account created was actually created by an existing user who is registering duplicative accounts. The respective number of our registered users, active mobile users and paying users may overstate the number of individuals who register on our platforms, sign onto our platforms, purchase virtual gifts or other products and services on our platforms and access DouYu.com, respectively, which may lead to an inaccurate interpretation of our operating metrics.

Insert the following as the second paragraph on page 124:

Furthermore, we historically focused on the number of active users, which encompasses the number of users who visited our platform through either PC or mobile app at least once in a given period. As a result of the evolving user behaviors observed on game-centric livestreaming platforms with a greater emphasis on mobile devices over PCs, our management is focusing more on mobile apps and mobile users from an operational perspective, and uses the number of active mobile users to track the scale and engagement of our users. Due to our shifting focus from an operational standpoint, the PC MAUs generally decreased from 2020 to 2022.

4.	You state that your ability to attract and retain popular streamers is a factor affecting your results of operations. Please tell us what measures you use to monitor your streamer base and evaluate the popularity or influence of streamers, and revise to include a quantified discussion of such measures. In this regard, we note that you refer to top streamers throughout this filing and use the terms "top-tier" and "mid-tier" to describe your streamers during your earnings calls. In your response, provide us with the number of total streamers, top-tier streamers and mid-tier streamers for each period presented.

In response to the Staff’s comment, the Company respectfully advises that for the streamers who possess large fan bases, generate significant user traffic, exhibit exceptional revenue-generating capabilities or are otherwise deemed valuable in their streaming genres or sections, the Company typically enter into exclusive contracts with them (the “Exclusive Streamers”). The Exclusive Streamers consist of all of the “top/top-tier” and “mid-tier” streamers, and the Company's core operational efforts are typically focused on the Exclusive Streamers. As of December 31, 2022, the Company had over 28,000 Exclusive Streamers, growing significantly from over 18,000 as of December 31, 2020. Our Exclusive Streamers in aggregate contributed to 74.9%, 73.1% and 82.4% of total viewing hours on its platform for the years ended December 31, 2020, 2021 and 2022, respectively. In terms of revenue contribution, our Exclusive Streamers in aggregate contributed 72.4%, 67.5% and 61.0% of the living streaming revenue for the years ended December 31, 2020, 2021 and 2022, respectively, which was partially due to our operational efforts in streamer diversification.

To provide the investors with additional quantitative information on the popularity and influence of the Company’s popular streamers, the Company undertakes to include (a) the number of the Exclusive Streamers and (b) the revenue contribution of such streamers in its 2023 Annual Report and future filings (with reference disclosure revision as set forth below).

The Company also respectfully clarifies that the classification of “top/top-tier" and "mid-tier" streamers are dynamic and relatively subjective, as they vary across different streaming genres or sections. The management takes a holistic approach in selecting, evaluating and managing its streamers based on a myriad of factors, such as their fan base, activity levels, live-streaming hours and revenue generation capabilities, as well as user traffic, user viewing hours and user bullet chats. In line with the attributes of different streaming genres or sections, the management dynamically adjusts the weight given to each of these factors when evaluating the streamer performance within a particular genre or section. For example, for a newly launched content section, the management focuses more on user traffic and activity levels of both streamers and their users, whereas for a relatively mature content section with large user traffic and interaction, the management tends to focus more on user viewing hours and streamers’ revenue generation capabilities. As such, a streamer with a fan base of 50,000 might be considered a top-tier streamer within a newly-launched, niche content genre, but could be regarded as a mid-tier streamer within a more popular content section, such as League of Legends. As a result, it is challenging for the Company to pinpoint or provide a specific quantity of top-tier or mid-tier streamers on a platform-wide level.

As discussed above, the Company proposes to revise the referenced disclosure as follows in its 2023 Annual Report and future filings, subject to appropriate updates for future financial periods. Page reference is made to the 2022 Annual Report to illustrate the approximate location of the disclosure.

Page 124:

Our ability to attract and retain popular streamers and to enhance the quality of our content

Popular streamers are critical to maintaining and expanding our user base and enhancing user engagement. The high quality content generated by our top streamers increases the vibrancies of our user community and in turn drives the growth of our revenue across livestreaming, advertisement and game distribution. For the streamers who possess large fan bases, generate significant user traffic, and/or exhibit exceptional revenue-generating capabilities in their streaming genres or sections, we typically enter into exclusive contracts with them. As of December 31, 2022, we had entered into exclusive contracts with over 28,000 streamers, which in aggregate contributed to 82.4% of total viewing hours on our platform in 2022 and 61.0% of the livingstreaming revenue during that year. Our ability to attract and retain top streamers depends on, among other things, our brand awareness, size and engagement of our user base, the support from our platform, and monetization opportunities.

We will continue to attract, nurture and promote our streamers through our comprehensive streamer development system and increase our streamers’ stickiness to and reliance on our platform.

5.	You state that your ability to strengthen monetization capabilities is a factor affecting your results of operations and that your livestreaming revenue is primarily driven by the number of paying users and ARPPU. We note you have provided annual paying users and quarterly average paying users. Please revise to include the actual quantification of your ARPPU for the corresponding time frames or explain why you believe a quantified discussion of such measure is not necessary.

The Company respectfully advises the Staff that the management does not focus on or use the annual average livestreaming revenue per paying user (the “annual ARPPU”), but instead employs quarterly ARPPU, as a key operating metric for managing or monitoring the monetization capabilities of its livestreaming business. This is because annual ARPPU could potentially be misleading particularly when the distribution of paying users is uneven. In other words, if the majority of paying users contribute a significant portion of the revenue throughout a year, while a small group of paying users (the “infrequent paying users”) contributes little, the annual ARPPU may be distorted by the infrequent paying users. In contrast, if the quarterly ARPPU is used, those infrequent paying users that only make a single virtual gift purchase would be counted only in the respective quarter they make purchases (but not the rest of the quarters), and as such the impacts of such infrequent paying users would be relatively minimized.

Accordingly, in response to the Staff’s comment, the Company intends to include a quantified discussion of quarterly ARPPU in future filings, and revise the referenced disclosure as follows in its 2023 Annual Report and future filings, subject to appropriate updates for future financial periods. Page reference is made to the 2022 Annual Report to illustrate the approximate location of the disclosure.

First and Second Paragraphs on Page 125:

We generate revenue from a diverse range of monetization channels including (i) livestreaming and (ii) advertisement and others. Our livestreaming revenue is primarily driven by the number of paying users and ARPPU. Our annual paying user base was 17.5 million in 2021 and 15.5 million in 2022. Our quarterly average paying users were 7.3 million and 5.6 million in the fourth quarter of 2021 and 2022, respectively. Our quarterly ARPPU were RMB305 and RMB293 in the fourth quarter of 2021 and 2022, respectively.We intend to attract and train more popular streamers, provide more quality content, diversify user paying scenarios on our platform, and enhance interaction between streamers and viewers to increase user willingness to pay. We have generally experienced a steady increase in the number of our paying users due to active cultivation of our users’ paying habits through compelling content and various promotional activities and events. We have experienced in the past and may continue to experience some fluctuations in our paying users due to our adjustment of marketing activities in order to increase the stickiness of paying users as part of our stable operating strategies or a diluted paying user base as compared to total MAUs.

We provide effective and targeted advertising solutions that reach a broad audience with attractive demographics to incentivize more spending by existing advertising customers and to attract new advertising customers. We will continue to innovate our advertising methods, as well as to improve advertisement efficiency. We will monitor market developments and consider deepening our partnerships with game developers and publishers to increase our participation in game distribution. We also plan to further explore other monetization channels including promotional channels for new games and other game-related services events to provide a holistic suite of services to our users.

6.	You refer to reduced marketing activities and the implementation of stable operating strategies as factors that contributed to the decrease in your paying user base and livestreaming revenue during fiscal 2022. Please revise to provide a more comprehensive discussion of these initiatives both here and in your Business section. To the extent such changes are reasonably likely to continue to have a material effect on your revenue, operations or liquidity, revise here to include a discussion of such trends. Refer to Item 5.D of Form 20-F.

In response to the Staff’s comment, the Company intends to revise the referenced disclosure as follows in its 2023 Annual Report and future filings, subject to appropriate updates for future financial periods. Page reference is made to the 2022 Annual Report to illustrate the approximate location of the disclosure.

Second Paragraph on Page 129:

Livestreaming revenue. Our livestreaming revenue decreased by 20.9% from RMB8,596.6 million in 2021 to RMB6,797.3 million (US$985.5 million) in 2022, which was mainly due to the decrease of our paying users from 17.5 million in 2021 to 15.5 million in 2022, as a result of our reduced marketing and promotional activities for acquiring new users ~~new paying user with low rates of return~~ and our implementation of stable operating strategies throughout the year. ~~The implementation of stable operating strategies mainly refers to our strategic adjustments to certain interactive features and the related operational efforts with an aim to promoting the long-term development of our platform.~~  Instead of solely focusing on the expansion of user base and revenue scale, we have been shifting our development strategy towards enhancing the content-driven ecosystem where users are attracted and retained by the high-quality content and operations on our platform. This allows us to prioritize the retention and engagement of our existing user base rather than deploying more funds in user acquisition. On the monetization side, we reduced promotional activities for new users and focusing on cultivating paying users who exhibit stronger user stickiness and a willingness to pay. We expect these strategic adjustments will enable us to expand our net profit margin while optimizing the entire game-centric community ecosystem on our platform in the long-term. As a result, our marketing and promotional activities for new users’ acquisition was reduced in 2022, and we expect such marketing activities to continue to be reduce in the near-term future, which in turn will have a material impact to our revenue. As part of our continued efforts in optimizing our ecosystem and improving our operating efficiency, we have also been implementing “stable operating strategies”, where 1) since the beginning of 2022, we have adjusted certain interactive features and operational activities in our livestreaming business with the goal of discouraging excessive user consumption and irrational user consumption patterns that may impair our healthy ecosystem, and 2) we started to focus on livestreaming activities with high operating efficiencies. Both initiatives resulted in a decline in our revenue in 2022, and we expect such initiatives to continue to have material impacts to our revenue in the near-term future.

Second Paragraph on Page 127:

With our leading position and scale achieved by our initial investments in streamer resources, technology, branding and user acquisition, we have been proactively managing our growth to accommodate our long-term strategy of building a healthy and sustainable game-centric community ecosystem in a more cost-effective manner. As part of these efforts, we have been implementing “stable operating strategies”, where 1) we have adjusted certain interactive features and operational activities in our livestreaming business with the goal of discouraging excessive user consumption and irrational user consumption patterns on the platform since the beginning of 2022, and 2) we have been focusing on live-streaming activities with high operating efficiencies. Additionally, we have been shifting our attention towards cultivating paying users who exhibit stronger user stickiness and a willingness to pay. This has resulted in a reduction in our marketing and promotional activities for new user acquisition. Even though we expect these initiatives continue to have negative impacts to our revenue in the near-term future, we believe by fostering a healthy ecosystem with sustainable user behavior and focusing on live-streaming activities with high operating efficiencies, we can strengthen the long-term viability and stability of our operations, which in turn will contribute to our long-term healthy growth and improved net profit margin in the future. ~~We expect our revenue may be impacted in the short term as we have been focused on the implementation of stable operating strategies, which we believe will contribute to our long-term healthy growth.~~

Second Paragraph on Page 128:

Sales and marketing expenses consist primarily of (i) advertising and market promotion expenses, (ii) salaries and welfare for sales and marketing personnel and (iii) share-based compensation. ~~We expect our sales and marketing expenses to continue to grow moderately in absolute amount as we continue to promote our upgraded game-centric platform as well as grow our business.~~ We expect our sales and marketing expenses to decrease in absolute amount as we continue to reduce our marketing and promotional expenses for new users’ acquisition.

Page 82 (immediately before the caption “Our Platform”):

With our leading position and scale achieved by our initial investments in streamer resources, technology, branding and user acquisition, we have been proactively managing our growth to accommodate our long-term strategy of building a healthy and sustainable game-centric community ecosystem in a more cost-effective manner. As part of these efforts, we have been implementing “stable operating strategies”, where 1) we have adjusted certain interactive features and operational activities in our livestreaming business with the goal of discouraging excessive user consumption and irrational user consumption patterns on the platform since the beginning of 2022, and 2) we have been focusing on live-streaming activities with high operating efficiencies. Additionally, we have been shifting our attention towards cultivating paying users who exhibit stronger user stickiness and a willingness to pay. This has resulted in a reduction in our marketing and promotional activities for new user acquisition. We believe by fostering a healthy ecosystem with sustainable user behavior and focusing on live-streaming activities with high operating efficiencies, we can strengthen the long-term viability and stability of our operations, which in turn will contribute to our long-term healthy growth and improved net profit margin.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 169

7.	We note your statement that you reviewed your register of members and the public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Submission under paragraph (a) of Item 16I

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company did not rely on any legal opinions or third-party certifications such as affidavits as the basis for its submission under paragraph (a) of Item 16I on Exhibit 15.4 to the 2022 Annual Report (“Exhibit 15.4”) as it has relied on appropriate documentation based on registrant-specific factors.

As described in more detail in Holding Foreign Companies Accountable Act Disclosure, Release No. 34-93701 (the “SEC HFCAA Final Rule”), the SEC acknowledges that “[although] the interim final amendments prescribed the timing and means by which such submissions were made, neither they nor the HFCA Act specified the particular types of documentation that could or should be submitted for this purpose”, which provides flexibility to Commission-Identified Issuers (as defined in the Holding Foreign Companies Accountable Act (“HFCA Act”)) to “determine the appropriate documentation to submit in response to the requirement, based on their organizational structure and other registrant-specific factors” as mentioned in the SEC HFCAA Final Rule. The Company has specified in its submission under paragraph (a) of Item 16I in Exhibit 15.4 to the 2022 Annual Report that the Company has identified the appropriate documents in response to the requirement under paragraph (a) of Item 16I based on its organizational structure and other registrant-specific factors, namely, its register of members and public filings made by its shareholders (i.e. Schedule 13G).

As the Company has disclosed in its submission under paragraph (a) of Item 16I in Exhibit 15.4, based on an examination of the Company’s register of members and public filings made by the Company’s shareholders on Schedule 13G, the Company believes it has a reasonable basis to conclude that it is not controlled by a foreign government entity. Specifically, the Company conducted inquiries with its principal shareholders as of March 31, 2023 as disclosed in the 2022 Annual Report (i.e. Tencent Holdings Limited (“Tencent”) and Warrior Ace Holdings Limited). Tencent is a public company with its shares traded on The Stock Exchange of Hong Kong Limited and confirmed in writing via email that it is not owned or controlled by a PRC governmental entity based on the notices of disclosure of interests filed by substantial shareholders of Tencent Holdings Limited pursuant to the Hong Kong Securities and Futures Ordinance. Warrior Ace Holdings Limited is beneficially owned by Mr. Shaojie Chen, the founder, the CEO and a director of the Company, who confirmed in writing via email that he is not an official of the Chinese Communist Party.

The Company has one class of ordinary shares, and each ordinary share of the Company is entitled to one vote in respect of matters subject to a shareholders’ vote. As of March 31, 2023, Mr. Shaojie Chen, the Company’s founder, CEO and director, beneficially owned 5,441,949 ordinary shares of the Company representing 17.0% of the Company’s total voting power (excluding 2,560,562 ordinary shares repurchased in the form of ADSs). As of March 31, 2023, Tencent held 12,070,080 of the Company’s ordinary shares, representing 37.7% of the Company’s total voting power (excluding 2,560,562 ordinary shares repurchased in the form of ADSs), together with Mr. Shaojie Chen, representing an aggregate of 54.7% of the Company’s total voting power. Mr. Shaojie Chen confirmed in writing via email that he is not an official of the Chinese Communist Party, and Tencent confirmed in writing via email that it is not owned or controlled by a PRC governmental entity. As specified by applicable requirements of the SEC, any other person who beneficially owns, individually or collectively, more than 5% of a covered class of equity securities will need to make public filings for its beneficial ownership. Absent any evidence to the contrary, the Company believes it is reasonable to rely on as-filed Schedule 13G and conclude there is no other shareholders, either individually or collectively, beneficially owning more than 5% of the Company’s outstanding share interests. Given the Company has confirmed that the 54.7% of its total voting power is not owned or controlled by a governmental entity, and there is no other person owning more than 5% of its remaining shares, the Company believes it is reasonable to conclude that it is not owned or controlled by any governmental entity without resorting to third party affidavit.

With respect to legal opinions, the Company believes whether a particular entity is owned or controlled by a governmental entity in the foreign jurisdiction is a question of fact rather than a legal issue that counsel can opine on. The Company therefore believes that legal opinions may not be necessary in response to the requirement under paragraph (a) of Item 16I.

Based on the above, the Company respectfully submits that it believes it is reasonable to rely on register of members and the public filings and inquiries with certain shareholders as to their government ownership or support to form the basis for the Company to draw the conclusion as disclosed in its submission under paragraph (a) of Item 16I in Exhibit 15.4.

Submission under paragraph (b) of Item 16I

With respect to required disclosures under paragraph (b)(2) and (b)(3) of Item 16I, the Company respectfully advises the Staff that it believes that unlike the required submission under paragraph (a) of Item 16I, neither HFCA Act nor paragraph (b) of Item 16I requires disclosures of documentation or materials that the Company has reviewed or relied on in connection with the required disclosures under paragraph (b) of Item 16I.

The Company respectfully submits that Section (2) of HFCA Act specifically requires the covered issuer to “submit to the Commission documentation that establishes that the covered issuer is not owned or controlled by a governmental entity in the foreign jurisdiction . . .”, which corresponds to the required submission under paragraph (a) of Item 16I; whereas Section (3) of HFCA Act, which corresponds to the required submission under paragraph (b) of Item 16I, only requires the covered issuer to disclose required information without requiring such issuer to further submit similar documentation that establishes the basis for the required disclosures as it did in Section (2) of HFCA Act. Paragraphs (a) and (b) of Item 16I of Form 20-F adopt the statutory language of HFCA Act without further changes and do not require a Commission-Identified Foreign Issuer to submit to the Commission documentation in connection with the required disclosures under paragraph (b) of Item 20-F.

Accordingly, the Company respectfully submits that it believes that it is not required under the HFCA Act or Item 16I of Form 20-F to provide a similarly detailed discussion of the materials reviewed or legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) or (3) of Item 16I.

Despite the above, the Company respectfully submits that its submission under paragraphs (b)(2) and (3) of Item 16I in Exhibit 15.4 was based on an examination of the Company’s register of members and written inquiries via email with the nominee shareholders of its VIEs. Each of such nominee shareholders confirmed that (i) he is not an official of the Chinese Communist Party or (ii) it is not owned or controlled by a PRC governmental entity.

For more detailed discussions on the basis of the Company’s submission under paragraphs (b)(2) and (3) of Item 16I in Exhibit 15.4, please see response to Question 10 of the Staff’s comment below.

8.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully advises the Staff that in preparation of its required disclosure under paragraph (b)(4) of Item 16I of Form 20-F, the Company conducted written inquiries via email to each member of the board of directors of (a) DouYu and (b) each of its consolidated foreign operating entities as disclosed in Exhibit 8.1 to the 2022 Annual Report (each a “Director”, collectively “Directors”) to determine whether a Director is an official of the Chinese Communist Party. The Company has factored the Directors’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party into its determination in connection with its disclosures under paragraph (b)(4) of Item 16(I).

Each of the Directors confirmed that he or she is not an official of the Chinese Communist Party. Accordingly, the Company re-confirms that to the best of its knowledge, as of the date of 2022 Annual Report, none of the members of board of directors of DouYu or each of its consolidated foreign operating entities is an official of the Chinese Communist Party.

9.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our best knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company respectfully submits that as of the date of 2022 Annual Report, the effective memorandum and articles of association of DouYu and the articles of incorporation (or equivalent organizing document) of each of its consolidated foreign operating entities did not contain any charter of the Chinese Communist Party, including the text of any such charter. Please kindly note that this statement is being made without “best knowledge” qualification as indicated in the Staff’s comment.

10.	We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), (b)(4), and (b)(5) are provided for your “material operating entities.” Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

The Company respectfully advises the Staff that the original disclosures under Item 16I of 2022 Annual Report have already covered both DouYu and all of its consolidated foreign operating entities. In response to the Staff’s comment, the Company respectfully supplements the following:

With respect to Item 16I(b)(2), the Company respectfully advises the Staff that, the original disclosures under Item 16I of 2022 Annual Report have already covered both DouYu and all of its consolidated foreign operating entities. In particular, each of the Company’s consolidated foreign operating entities as disclosed in Exhibit 8.1 to the 2022 Annual Report is either (A) a directly or indirectly wholly-owned subsidiary of DouYu, or (B) a VIE (i.e. Wuhan Ouyue Online TV Co., Ltd. (“Wuhan Ouyue”), Wuhan Douyu Internet Technology Co., Ltd. (“Wuhan Douyu”)) owned by certain nominee shareholders. For detailed equity ownership structure and respective jurisdiction in which the Company’s consolidated foreign operating entities are organized or incorporated, please refer to the corporate structure chart as disclosed under Item 4.C. on page 119 of 2022 Annual Report.

•	For (A), as each of the Company’s consolidated foreign subsidiaries as disclosed in Exhibit 8.1 is directly wholly-owned by its respective shareholder, which is also a consolidated foreign operating entity of the Company, none of the shares of the Company’s consolidated foreign subsidiaries is owned by governmental entities in each foreign jurisdiction in which it has consolidated operating entities. Because each such consolidated foreign subsidiary is directly wholly-owned by its respective shareholder, which is also a consolidated foreign operating entity of the Company, the Company did not need to review other documentation to reach its conclusion.

•	For (B), the sole shareholder of Wuhan Ouyue is Mr. Shaojie Chen, the Company’s founder, CEO and director, who confirmed in writing via email that he is not an official of the Chinese Communist Party. The shareholders of Wuhan Douyu are: (i) Mr. Shaojie Chen (50.23%), the Company’s founder, CEO and director; (ii) Linzhi Lichuang (18.98%), an entity controlled by Tencent; (iii) Beijing Fengye (13.16%), with 99.99% of its interests owned by Wuhan Ouyue, whose sole shareholder is Mr. Shaojie Chen; (iv) Beijing Phoenix Rich Investment Management Center (Limited Partnership) (“Beijing Phoenix”) (8.08%); (v) Mr. Wenming Zhang (3.92%), the Company’s co-founder, former co-CEO and former director, and (vi) Wuhan Chaosai Business Information Consulting Partnership (Limited Partnership) (5.63%), with 99.99% of its interests owned by Wuhan Ouyue, whose sole shareholder is Mr. Shaojie Chen. Each of Tencent and Beijing Phoenix has confirmed respectively in writing via email that it is not owned or controlled by a PRC governmental entity. Each of Mr. Shaojie Chen and Wenming Zhang has confirmed in writing via email that he is not an official of the Chinese Communist Party.

With respect to the percentage of shares of DouYu owned by governmental entities in the jurisdiction in which DouYu or each of its consolidated foreign operating entities is incorporated or otherwise organized, the Company examined its register of members and public filings made by its shareholders as the Company explained under the submission under paragraph (a) of Item 16I. Other than reviewing the public filings made by its shareholders, the Company was unable to conduct look-through exercises of the beneficial ownership of holders of its American depositary shares to determine whether such holders are owned by governmental entities in the foreign jurisdiction in which DouYu or each of its consolidated foreign operating entities is incorporated or otherwise organized. However, nothing comes to the attention of the Company that makes it believe any such holder is owned by governmental entities in the foreign jurisdiction in which DouYu or each of its consolidated foreign operating entities is incorporated or otherwise organized.

Based on the above, the Company respectfully re-confirms that to the best of its knowledge, as of the date of 2022 Annual Report, none of DouYu or each of its consolidated foreign operating entities’ shares are owned by governmental entities in the jurisdiction in which DouYu or each of its consolidated foreign operating entities is incorporated or otherwise organized.

•	With respect to (b)(3), (b)(4), and (b))(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to Item 16I(b)(3), based on the discussion under Item 16I(b)(2) above, the Company respectfully re-confirms that to the best of its knowledge, as of the date of 2022 Annual Report, governmental entities in the applicable foreign jurisdiction with respect to the Company’s registered public accounting firm do not have a controlling financial interest in DouYu or any of its consolidated foreign operating entities.

With respect to Item 16I(b)(4), as discussed in the response to Question 8 of the Staff’s comment above, the Company re-confirms that to the best of its knowledge, as of the date of 2022 Annual Report, none of the members of board of directors of DouYu or each of its consolidated foreign operating entities is an official of the Chinese Communist Party.

With respect to Item 16I(b)(5), the Company respectfully submits that as of the date of 2022 Annual Report, the effective memorandum and articles of association of DouYu and the articles of incorporation (or equivalent organizing document) of each of its consolidated foreign operating entities do not contain any charter of the Chinese Communist Party, including the text of any such charter.

General

11.	Please revise your definition of "China" or "PRC" to remove the exclusion of Hong Kong and Macau from this definition.

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to revise the referenced disclosure as follows in its 2023 Annual Report and future filings. Page reference is made to the 2022 Annual Report to illustrate the approximate location of the disclosure.

Page ii:

“China” or “PRC” refers to the People’s Republic of China~~, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;~~ and only in the context of describing PRC rules, laws, regulations, regulatory authority, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes Taiwan, Hong Kong, and Macau;

12. Please provide a detailed legal analysis regarding whether (A) the company and (B) each of its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(A) of the Investment Company Act of 1940 (“Investment Company Act”). In your response, address the company and each subsidiary separately and also address in detail, for each such entity, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.

The Company respectfully submits the analysis below with respect to the factors outlined in Tonopah Mining Co. (26 S.E.C. 426 (1947)), which demonstrates that the Company and its subsidiaries (collectively, “DouYu”) are primarily engaged in the business of developing and operating online interactive gaming and entertainment livestreaming platforms, and are not and do not hold themselves out as being engaged primarily, and do not propose to engage primarily, in the business of investing, reinvesting or trading in securities. Under Tonopah Mining, being “primarily engaged” in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities was interpreted under the Investment Company Act to depend on a facts and circumstances review, including the following principal factors: (1) an issuer’s historical development, (2) its public representations of policy, (3) the activities of its officers and directors and, most importantly, (4) the nature of its present assets and (5) the sources of its present income. Any one factor is not determinative, and as interpreted by the courts, the overarching objective of the Tonopah Mining analysis is to determine whether reasonable investors would view an issuer “as an operating company rather than a competitor with a closed-end mutual fund.”1 Applying such factors to DouYu, it is clear that DouYu is primarily engaged in the online interactive gaming and entertainment livestreaming business, and not in the business of investing, reinvesting or trading in securities:

A. The Company

1)            DouYu is primarily engaged in the business of developing and providing products and services to create an integrated game-centric ecosystem of livestreaming, video, graphic content and other interactive and community features. DouYu operates interactive gaming and entertainment platforms on which users can enjoy immersive and interactive games and entertainment livestreaming, access a wide array of video and graphic content, and participate in community events and discussions. The development of DouYu’s business supports the historical development factor, as it has been primarily engaged in the business of online gaming and entertainment livestreaming since its establishment in 2014 and does not expect to change its primary business in the future. Following its establishment, DouYu further developed its online entertainment business by adding new gaming content genres, extending content format from livestreaming to videos, developing graphics and community discussion features, and holding online and offline events and activities to build its user base. Revenues from DouYu’s online gaming and entertainment livestreaming business have consistently been the primary contributor to DouYu’s revenues since its formation. DouYu has continued to focus on developing its existing platforms and new functions in the field of online gaming and entertainment livestreaming by strengthening collaborations with talent agencies and game developers to enlarge its streamer resources, enrich content offerings and enhance user experience.

DouYu has historically maintained significant cash amounts required for its working capital needs, which DouYu has generally held in bank demand deposits, short-term bank time deposits (maturing in one year or less) and long-term bank time deposits (maturing in over one year). DouYu has also made a strategic investment in Nanshan Stellar Investment LLP (“Nanshan Stellar”), a private equity fund, for the purpose of extending and enhancing collaborative relationships with pan-entertainment companies and seeking potential strategic investment in those companies to further strengthen its platform’s competitiveness in the online interactive gaming and entertainment livestreaming business. DouYu has also made strategic investments in participants across the value chain in related industries, mainly content producers such as talent agencies and eSports teams, for the purpose of building supply chain relationships, collaborations and access to exclusive content to support its online interactive gaming and entertainment livestreaming business. As discussed in our response to Question 13 of the Staff’s comments below, DouYu has treated its long-term bank time deposits and strategic investments, including its investment in Nanshan Stellar, as “investment securities” for purposes of the analysis under Section 3(a)(1)(C) set out below. As noted above, the primary purpose of DouYu’s strategic investments, including its investment in Nanshan Stellar, is to maintain collaborative relationships in the industry, and to keep current with technological developments and trends among users, which are key to DouYu’s success in the gaming and entertainment livestreaming business, and not for investment purposes. In addition, as further discussed in our response to Question 13 below, the amount of DouYu’s strategic investments is not significant enough to cause the Company to be deemed an investment company under Section 3(a)(1)(C).2 For the past year ended March 31, 2023, DouYu has not been actively seeking strategic investments and has not entered into any new deals. Thus, DouYu’s historical development has been marked by significant development of its online gaming and entertainment livestreaming business, and has not focused on investing, reinvesting or trading in securities.

1 SEC v. Nat'l Presto Indus., 486 F.3d 305 at 26 (7th Cir. 2007) (citing Tonopah Mining (26 S.E.C. 426 (1947)).

2 The Company owns strategic investments, including the investment in Nanshan Stellar, through its wholly-owned subsidiary, DouYu Investment Limited. As DouYu Investment Limited’s only assets are the Company’s strategic investments, the Company has treated its interest in DouYu Investment Limited as an investment security for purposes of this analysis. As of March 31, 2023, the Company’s interest in DouYu Investment Limited amounts to approximately RMB142,411,159 or 4% of the Company’s total unconsolidated assets (exclusive of U.S. government securities and cash items) which amounts to approximately RMB3,204,672,708.

2)            In terms of the public representation factor, since DouYu’s establishment in 2014, DouYu has consistently described itself as the provider of online interactive gaming and entertainment livestreaming platforms. For example, DouYu’s press releases typically refer to DouYu as “a leading game-centric live streaming platform” that “delivers premium content through integration of livestreaming, video, graphics, and virtual communities with a primary focus on games, especially on eSports.” DouYu has never represented that it is involved in any business other than the development and operation of its online interactive gaming and entertainment livestreaming business. DouYu has consistently stated in its filings with the Commission, press releases, other public statements, website and advertising and marketing materials that it is in the business of developing and operating its online interactive gaming and entertainment livestreaming business as described above.

Furthermore, DouYu has consistently emphasized its operating results, and has never emphasized either its investment income or the possibility of significant appreciation from its cash management activities or strategic investments, as a material factor in its business or future growth. In addition, investors and the investment media outlets do not evaluate DouYu based on its cash management activities or strategic investments. Instead, research reports and analysis of DouYu focus on its financial results from its ongoing operations and the development of its business in the online interactive gaming and entertainment livestreaming fields.

3)            The allocation of DouYu’s officers’ and directors’ time supports the activities factor. DouYu’s most senior executive officers and directors generally spend approximately 99% or more of their time on general corporate matters and the development and management of DouYu’s online interactive gaming and entertainment livestreaming business, and 1% or less of their time on matters related to DouYu’s investment securities.

In addition, as of March 31, 2023, DouYu had approximately 1,672 employees, of which only 3 employees are responsible for managing DouYu’s investment securities. As such, more than 99% of DouYu’s employees are dedicated to DouYu’s operating business and general support services for the corporate group, and less than 1% of DouYu’s employees are responsible for managing DouYu’s investment securities.

4)            In terms of the assets factor, as discussed in detail below in response to Question 13 of the Staff’s comments, the Company is not an investment company under the assets test under Section 3(a)(1)(C). Thus the composition of the Company’s assets also demonstrates that it is not primarily engaged in the business of investing, reinvesting or trading in securities.

5)            In terms of the sources of the Company’s present income, the Company’s net income of approximately RMB40,245,469 for the past four fiscal quarters combined, consolidated with its wholly-owned subsidiaries, was mainly driven by large operating revenues of approximately RMB552,750,857 and operating expenses of approximately RMB695,865,490. For that period, interest income amounting to approximately RMB139,225,608 was attributable to cash items such as bank demand deposits and short-term bank time deposits maturing in one year or less (which, as discussed in our response to Question 13 below, the Company treats as cash items for purposes of 40% Test (as defined below)). The only income from potential investment securities for that time period were: (a) interest income amounting to approximately RMB1,027,671 attributable to long-term bank deposits maturing in more than one year, and (b) approximately RMB63,002,583 of income attributable to the Company’s strategic investments. Such amounts are clearly outweighed by the large amounts of operating revenues for that period and thus, the primary contributors to the Company’s net income also demonstrate that it is not primarily engaged in the business of investing, reinvesting or trading in securities.

As Tonopah Mining makes clear, whether an issuer is primarily engaged in investing in securities depends on all of the facts and circumstances. The analysis under each Tonopah Mining factor demonstrates that DouYu is not primarily engaged in the business of investing, reinvesting or trading in securities. DouYu is thus primarily engaged in the online interactive gaming and entertainment livestreaming business, and is not an investment company under Section 3(a)(1)(A).

B. Subsidiaries

1)            The historical development of the Company’s significant subsidiaries3 demonstrates that such subsidiaries, like DouYu, are primarily engaged in the business of operating an online gaming and entertainment livestreaming business, and not investing, reinvesting or trading in securities.

•	DouYu Network Inc. (“DouYu Network”), Douyu Hongkong Limited (“DouYu Hong Kong”) and Wuhan DouYu Culture Network Technology Co. Ltd. (“DouYu Yule”) were established in 2018 as part of a corporate restructuring to redomicile DouYu’s operating business to the Cayman Islands. DouYu Network, DouYu Hong Kong and DouYu Yule were established as holding companies for DouYu’s operating business and, like DouYu, have been primarily engaged in the business of online gaming and entertainment livestreaming since their establishment, and do not expect to change their primary business in the future.

•	Wuhan Yuxing Tianxia Culture Media Co. Ltd. (“Yuxing Tianxia”) and Wuhan Yuyin Raoliang Culture Media Co. Ltd. (“Yuyin Raoliang”) were established in 2016 to enter into business contracts with streamers in connection with DouYu’s online gaming and entertainment livestreaming business. Since their establishment, Yuxing Tianxia and Yuyin Raoliang have been primarily engaged in supporting DouYu’s relationships with streamers, and do not expect to change their primary business in the future.

•	Gogo Glocal Holdings Limited (“Gogo Glocal”) and DOYU Hong Kong Limited (“DOYU”) were established in 2018 as holding companies for the Company’s indirect wholly-owned subsidiary, Guangzhou Doyu Info Tech Limited (“DOYU Sub”), which operates a livestreaming platform in Southeast Asia. Since their establishment, Gogo Glocal, DOYU and DOYU Sub have been primarily engaged in operating such livestreaming platform, and do not expect to change their primary business in the future.

The historical development of DouYu’s significant subsidiaries supports the historical development factor because such subsidiaries have been primarily engaged in the online gaming and entertainment livestreaming business since their establishment, and have not been engaged in investing, reinvesting or trading in securities.

2)            In terms of the public representation factor, the Company generally does not separately describe its subsidiaries individually, but rather represents its group of companies as operating as a whole. Thus, the public representation factor with respect to the Company’s significant subsidiaries is similar to the discussion above regarding DouYu and public representations of its primary business as the provider of online interactive gaming and entertainment livestreaming platforms. As discussed above, the Company has consistently represented DouYu, including its significant subsidiaries, as being primarily engaged in the development and operation of its online interactive gaming and entertainment livestreaming business, and has not represented its significant subsidiaries as being engaged in investing, re-investing or trading in securities.

3 A corporate structure chart setting out the Company’s significant subsidiaries is included in Item 4.C of the Company’s Form 20-F.

3)            The Company’s significant subsidiaries are operated by the Company’s officers and directors and as such, these subsidiaries do not have their own functioning officers or directors. The activities factor with respect to the Company’s significant subsidiaries is therefore similar to the discussion above regarding the Company and the allocation of its employees’, officers’ and directors’ time. As discussed above, the Company’s most senior executive officers, directors and employees generally spend approximately 99% or more of their time on general corporate matters and the development and management of DouYu’s online interactive gaming and entertainment livestreaming business, and 1% or less of their time on matters related to DouYu’s investment securities, which supports the activities factor.

4)            In terms of the assets factor, as discussed in detail below in response to Question 13 of the Staff’s comments, the Company’s significant subsidiaries are not deemed to be investment companies under Section 3(a)(1)(C). Thus the composition of such subsidiaries’ assets also demonstrates that such subsidiaries are not primarily engaged in the business of investing, reinvesting or trading in securities.

5)            The sources of Company’s significant subsidiaries’ net income also demonstrates that such subsidiaries are not primarily engaged in the business of investing, reinvesting or trading in securities.

•	For the past four fiscal quarters combined, on an unconsolidated basis, each of DouYu Network, DouYu Hong Kong and Gogo Glocal did not have any interest income or income from investment securities.

•	For the past four fiscal quarters combined, on an unconsolidated basis, each of DouYu Hong Kong, DOYU Sub, Yuxing Tianxia and Yuyin Raoliang did not have any income from investment securities or interest income from long-term deposits maturing in over one year (which, as discussed in our response to Question 13 of the Staff’s comments below, the Company treats as “investment securities” for purposes of the analysis under Section 3(a)(1)(C) set out below). Such subsidiaries did have interest income in the past four fiscal quarters combined from short-term bank time deposits maturing in one year or less. As further discussed in the response to Question 13 of the Staff’s comments below, the Company treats such short-term bank deposits as cash items for purposes of the analysis under Section 3(a)(1)(C) set out below, and therefore does not treat interest income from such short-term bank deposits as income from investment securities.

•	Regarding DouYu Yule, as discussed in detail below in response to Question 13 of the Staff’s comments, DouYu Yule satisfies the income test under Rule 3a-1 under the Investment Company Act, which also demonstrates that DouYu Yule is not primarily engaged in the business of investing, reinvesting or trading in securities.

Thus the primary contributors to the Company’s significant subsidiaries’ net income demonstrate that they are not primarily engaged in the business of investing, reinvesting or trading in securities. As Tonopah Mining makes clear, whether an issuer is primarily engaged in investing in securities depends on all of the facts and circumstances. The analysis under each Tonopah Mining factor demonstrates that the Company’s significant subsidiaries are not primarily engaged in the business of investing, reinvesting or trading in securities. Such subsidiaries are primarily engaged in the online interactive gaming and entertainment livestreaming business, and therefore are not investment companies under Section 3(a)(1)(A).

13. Please provide a detailed legal analysis regarding whether (A) the company and (B) each of its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act. In your response, please include, for the company and each subsidiary, all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerator(s) and denominator(s). Also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations with respect to each applicable entity.

A. The Company

The Company respectfully submits that it is primarily engaged in the business of developing and operating online interactive gaming and entertainment livestreaming business platforms and is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. Under Section 3(a)(1)(C) of the Investment Company Act, an entity generally will be deemed to be an “investment company” if: (a) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading securities or (b) absent an applicable exemption, it owns or proposes to acquire investment securities (other than U.S. government securities, securities issued by employees’ securities companies and securities issued by qualifying majority-owned subsidiaries of such entity) having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (“40% Test”). On an unconsolidated basis, as of March 31, 2023, at least 60% of the value of the Company’s total assets (exclusive of U.S. government securities and cash items) consists of its interest in DouYu Network, its majority-owned subsidiary.4 DouYu Network is a qualifying majority-owned subsidiary for purposes of the 40% Test because DouYu Network is primarily engaged in the business of developing and operating online interactive gaming and entertainment livestreaming business platforms and, as discussed below, is not an investment company under Section 3(a)(1)(C) of the Investment Company Act.

For purposes of the 40% Test, as applied to the Company and each of its subsidiaries, the Company treats as cash items: (a) “Cash and cash equivalents” which consist entirely of cash held in bank demand deposits and (b) “Short-term deposits” which consist entirely of bank time deposits with a maturity of one year or less that were acquired and can be liquidated to support the Company’s operating business. Although the Investment Company Act does not explicitly define “cash items,” the Commission noted that for purposes of determining compliance under Rule 3a-1, the term broadly encompasses certain cash items, including bank demand deposits. Certain Prima Facie Investment Companies, SEC Release No. 10937 (Nov. 13, 1979) (“Release 10937”), at n.29. With respect to bank time deposits, the Commission stated that certificates of deposits and time deposits may be treated as cash items if, as demonstrated by the surrounding facts and circumstances, such instruments are “purchased as an integral part of an operating business.” 5, For example, in the context of an entity whose only business activity is investing in certificates of deposit, with no other operating business, the Commission staff has taken the position that such certificates of deposit are investment securities for purposes of determining the entity’s status as an investment company. 6 In the Company’s case however, the Company is primarily engaged in the operating business described above, and deposits its excess cash in bank time deposits as an integral part of such operating business (i.e., serving the Company’s need for liquid assets to support its business of providing interactive gaming and entertainment livestream platforms). Furthermore, the Company treats as cash items only those bank deposits with remaining maturities of one year or less, in line with the SEC v. Fifth Avenue Coach Lines case cited by the Commission in Release 10937. In such case, the court treated a certificate of deposit and a time deposit with maturity dates of ninety days and six months, respectively, as cash items, but treated a time deposit that matured in over one year as an investment security. SEC v. Fifth Avenue Coach Lines, 289 F. Supp. 3 at 31 and n.16 (1968).

4 As discussed in our response to Question 12 and note 2 above, the Company owns a small amount of strategic investments, including the investment in Nanshan Stellar, through its wholly-owned subsidiary, DouYu Investment Limited. As DouYu Investment Limited’s only assets are the Company’s strategic investments, the Company’s interest in DouYu Investment Limited is treated as an investment security for purposes of this analysis.

5 Release 10937, at n.29. The Commission clarified that whether certificates of deposits are to be treated as cash items or investment securities under Rule 3a-1 depends on:

. . . the purpose for which such interests are held, the circumstances under which they were acquired, the length of the period for which they are held, the amount held in comparison with the company’s other assets, and any other “special circumstances.” See, SEC v. Fifth Avenue Coach Lines, [289 F. Supp. 3 (1968)] at 31. For example, certificates of deposit purchased as an integral part of an operating business — such as during a transition between lines of business or as a result of seasonal liquidity requirements — may be treated as cash items. When it cannot be shown conclusively that the operating business requires substantial liquid assets, however, such deposits may be considered investment securities for purposes of section 3(a)(3).

Release 10937, at n.4.

6 Merrill, Lynch, Pierce, Fenner & Smith Inc., SEC No-Action Letter (Oct. 28, 1982).

Thus, the Company does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).

B. Subsidiaries

The Company respectfully submits the analysis below under Section 3(a)(1)(C) with respect to the Company’s significant subsidiaries:

DouYu Network is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. On an unconsolidated basis, as of March 31, 2023, at least 60% of the value of DouYu Network’s total assets (exclusive of U.S. government securities and cash items) consists of its interest in DouYu Hong Kong, its majority-owned subsidiary. DouYu Hong Kong is a qualifying majority-owned subsidiary for purposes of the 40% Test because DouYu Hong Kong is primarily engaged in the business of developing and operating online interactive gaming and entertainment livestreaming business platforms and, as discussed below, is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. Thus, DouYu Network does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).

DouYu Hong Kong is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. On an unconsolidated basis, as of March 31, 2023, at least 60% of the value of DouYu Hong Kong’s total assets (exclusive of U.S. government securities and cash items) consists of its interests in: (a) Gogo Glocal and (b) DouYu Yule, its majority-owned subsidiaries. Each of Gogo Glocal and DouYu Yule is a qualifying majority-owned subsidiary for purposes of the 40% Test because each is primarily engaged in the business of developing and operating online interactive gaming and entertainment livestreaming business platforms and, as discussed below, is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. Thus, DouYu Hong Kong does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).

•	Gogo Glocal is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. On an unconsolidated basis, as of March 31, 2023, at least 60% of the value of Gogo Glocal’s total assets (exclusive of U.S. government securities and cash items) consists of its interest in DOYU, its majority-owned subsidiary. DOYU is a qualifying majority-owned subsidiary for purposes of the 40% Test because DOYU is primarily engaged in the business of developing and operating online interactive gaming and entertainment livestreaming business platforms and, as discussed below, is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. Thus, Gogo Glocal does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).

DOYU is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. On an unconsolidated basis, as of March 31, 2023, at least 60% of the value of DOYU’s total assets (exclusive of U.S. government securities and cash items) consists of its interest in DOYU Sub, its majority-owned subsidiary. DOYU Sub is a qualifying majority-owned subsidiary for purposes of the 40% Test because DOYU Sub is primarily engaged in the business of developing and operating an online interactive gaming and entertainment livestreaming business platform in Southeast Asia and, as discussed below, is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. Thus, DOYU does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).

DOYU Sub is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. On an unconsolidated basis, as of March 31, 2023, the value of DOYU Sub’s total assets (exclusive of U.S. government securities and cash items) amounted to approximately RMB15,139,714. On an unconsolidated basis, as of March 31, 2023, the value of DOYU Sub’s trade receivables (including trade receivables due from related parties), property and equipment, and right of use assets amounted to approximately RMB14,864,740 or 98% of its total unconsolidated assets (exclusive of U.S. government securities and cash items). Thus, the DOYU Sub does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).

•	DouYu Yule satisfies the elements of Rule 3a-1 under the Investment Company Act (as discussed below) and therefore is deemed not to be an investment company under Section 3(a)(1)(C) of the Investment Company Act.

Rule 3a-1 under the Investment Company Act generally provides that an entity will be deemed not to be an investment company under Section 3(a)(1)(C) of the Investment Company Act if: (a) consolidating the entity’s wholly-owned subsidiaries, no more than 45% of the value of its assets (exclusive of cash items and U.S. government securities) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority-owned subsidiaries of such entity and securities issued by qualifying companies that are controlled primarily by such entity, (b) it is not and does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting or trading securities, (c) it is not engaged and does not propose to engage in the business of issuing face-amount certificates of the installment type, and has not engaged in such business or have any such certificate outstanding; and (d) it is not a special situation investment company.

(a)  Assets and Income Test. As of March 31, 2023, DouYu Yule’s assets (exclusive of cash items and U.S. government securities), consolidated with its wholly-owned subsidiaries, consisted primarily of trade receivables (including trade receivables due from related parties); prepayments; property and equipment; right-of-use assets; intangible assets that are not securities, and contractual rights to receive substantially all of the economic benefits of Wuhan Ouyue Online TV Co. Ltd.  (“Wuhan Ouyue”) and Wuhan Douyu Internet Technology Co., Ltd. (“Wuhan Douyu” and, together with Wuhan Ouyue, the “VIEs”). For the reasons discussed below, DouYu Yule’s contractual arrangements with respect to the VIEs are not treated as Relevant Securities7. On a consolidated basis with its wholly owned subsidiaries, as of March 31,2023, the value of DouYu Yule’s potential Relevant Securities consisted of: (i) strategic investments of approximately RMB132,912,902 and (ii) approximately RMB 100,000,000 of long term bank time deposits maturing in over one year which together amounted to approximately RMB232,912,902 or 6%8 of the value of DouYu Yule’s total assets (exclusive of cash items and U.S. government securities), consolidated with its wholly-owned subsidiaries, which amounted to approximately RMB3,630,910,602.

7 “Relevant Securities” means securities that are not excluded under Rule 3a-1(a) for purposes of the Rule 3a-1 assets and income tests.

8 The Company notes that if the assets held by the VIEs, including potential Relevant Securities such as strategic investments held by the VIEs, are consolidated with DouYu Yule’s assets, the value of the potential Relevant Securities held by DouYu Yule on a consolidated basis as of March 31, 2023 amounts to approximately RMB376,226,428 or 23% of DouYu Yule’s total consolidated assets (exclusive of cash items and U.S. government securities).

In terms of net income, DouYu Yule’s total net loss after taxes, consolidated with its wholly-owned subsidiaries, amounted to approximately RMB63,415,805 for the past four fiscal quarters combined. Contributing to that amount was: (i) net operating loss of approximately RMB73,034,448 derived from operating its interactive gaming and entertainment livestreaming platforms, including income received from the VIEs, (ii) approximately RMB8,658,998 of interest income from cash items (e.g., bank demand deposit and short-term bank time deposits maturing in one year or less), (iii) approximately RMB1,027,671 from long-term bank time deposits maturing in over one year and (iv) approximately RMB 25,204 of income from strategic investments.  Although DouYu Yule had a net operating loss for the period, it had operating revenues of approximately RMB420,168,189 which greatly outweigh its income from potential Relevant Securities such as long-term bank time deposits and strategic investments. As such, less than 45% of DouYu Yule’s total assets (exclusive of cash items and U.S. government securities), and less than 45% of the DouYu Yule’s net income after taxes for the past four fiscal quarters combined, were attributable Relevant Securities.

Outlined below is a discussion regarding the treatment of VIEs under the Rule 3a-1 assets and income tests as applied to DouYu Yule:

As stated above, and for the reasons described below, DouYu Yule does not treat its interests in the VIE as securities for purposes of Rule 3a-1. DouYu Yule does not hold debt or equity securities issued by the VIEs. Instead, DouYu Yule holds certain contractual arrangements through which DouYu Yule exerts primary control over, and is the primary beneficiary of, each VIE. With these arrangements, DouYu Yule engages in the business of internet gaming and entertainment live-streaming through the VIEs. The definition of “security” under Section 2(a)(36) of the Investment Company Act does not expressly include the type of contractual arrangements DouYu Yule has with respect to the VIEs. The definition does, however, include “investment contracts,” and thus it must be considered whether these arrangements would constitute an investment contract.

Under the U.S. Supreme Court’s decision in SEC v. W.J. Howey Co., 328 U.S. 293 (1946), and the cases that follow, an arrangement would be deemed to be an investment contract, and therefore a security, if it represents an investment in a common venture “premised on a reasonable expectation of profits to be derived from the entrepreneurial or managerial efforts of others”. United Housing Foundation, Inc. v. Forman, 421 U.S. 837 (1975).

Under the Howey test, DouYu Yule’s contractual arrangements with respect to each VIE would not be considered an investment contract, and therefore a security, because DouYu Yule, which exercises primary control over each VIE, does not rely on the efforts of others to manage each VIE profitably. DouYu Yule has the power to direct the activities of the VIEs, primarily through its control of the voting rights of 100% of each VIE’s equity, and its involvement in the management and operations of each VIE’s business through shared executive officers. In addition, DouYu Yule has been granted an irrevocable power of attorney by 100% of the shareholders of each VIE, respectively, entitling DouYu Yule to exercise all shareholder rights under local law and the relevant articles of association, including but not limited to, attending shareholder meetings and voting on behalf of shareholders on all matters requiring shareholder approval, such as the appointment and removal of directors, general manager, chief financial officer and other senior management members. Each shareholder of the VIEs has also granted DouYu Yule an exclusive option to purchase all or any portion of such shareholder’s equity pursuant to an exclusive equity transfer option agreement, under which each shareholder of the VIEs and such VIEs, shall refrain from conducting any action that may materially or adversely affect its assets, business, obligations, rights or operation without written consent of DouYu Yule. The obligations owed to DouYu Yule under such exclusive equity transfer option agreement are secured by a pledge of each shareholder’s equity interest in the VIEs. Through these contractual arrangements, DouYu Yule and its executive officers and directors are directly involved in the management and operation of each VIE’s business, and DouYu Yule controls the voting rights of 100% of each VIE’s equity. As such, DouYu Yule does not rely on others to manage the VIEs’ business and operations, and under the Howey test, the DouYu Yule’s contractual arrangements with respect to each VIE would not be considered securities (or, therefore, Relevant Securities) for purposes of Rule 3a-1.

(b)  Not Primarily Engaged, and Not Holding Itself Out as Primarily Engaged, in the Business of an Investment Company. As discussed in our response to Question 12 above, DouYu Yule is primarily engaged in the business of developing and operating interactive online gaming and entertainment livestreaming business platforms. and holds itself out as such, and does not propose to engage primarily in the business of investing, reinvesting or trading in securities.

(c)  Not in the Business of Issuing Face-Amount Certificates. DouYu Yule has not issued, and does not propose to issue, any face-amount certificates of the installment type.

(d)  Not a Special Situation Investment Company. A special situation investment company is a company which secures control of other companies primarily for the purpose of making a profit in the sale of the controlled company’s securities. Release No. 10937 (Nov. 13, 1979). As of the date of this submission, DouYu Yule operates its business through several wholly-owned subsidiaries noted in the corporate structure chart included in its Form 20-F, and contractual arrangements with respect to the VIEs, for the purpose of operating DouYu Yule’s business through such entities, and not with a view to sell such businesses. As discussed in our response to Question 12 above, DouYu Yule has also made strategic investments in participants across the value chain in related industries, such as content producers and eSports teams, for the purpose of building supply chain relationships, collaborations and access to exclusive content to support its online interactive gaming and entertainment livestreaming business. The primary purpose of DouYu Yule’s strategic investments is to maintain collaborative relationships in the industry, and to keep current with technological developments and trends among users, which are key to DouYu’s success in the gaming and entertainment livestreaming business.9 DouYu Yule started making such strategic investments in 2018 and has not disposed of such investments. Thus, DouYu Yule is not engaged, and does not propose to engage, in acquiring control of any other company to profit on the future sale of that company, and therefore is not a special situation investment company.

9 As noted in the discussion above regarding DouYu Yule and the Rule 3a-1 assets and income test, such strategic investments, together with DouYu Yule’s long term bank time deposits maturing in over one year, amounted to a very small portion (approximately 6%) of DouYu Yule’s total assets (exclusive of cash items and U.S. government securities), consolidated with its wholly-owned subsidiaries,

Based on these facts, it is clear that DouYu Yule satisfies the elements of Rule 3a-1 and therefore is not an investment company under Section 3(a)(1)(C). As such, as discussed above, DouYu Hong Kong, DouYu Network and the Company are not investment companies under Section 3(a)(1)(C).

Regarding the Section 3(a)(1)(C) analysis of DouYu Yule’s wholly-owned subsidiaries, Yuxing Tianxia and Yuyin Raoliang, each such subsidiary is not an investment company under Section 3(a)(1)(C) of the Investment Company Act because less than 40% of the value of its total unconsolidated assets (exclusive of cash items and U.S. government securities) consists of investment securities. Each of Yuxing Tianxia’s and Yuyin Raoliang’s assets (exclusive of cash items and U.S. government securities) consists primarily of property and equipment, and value-added tax (“VAT”) recoverables and each does not own any investment securities. Therefore, Yuxing Tianxia and Yuyin Raoliang are not investment companies under Section 3(a)(1)(C) of the Investment Company Act.

14. Please discuss whether the company considers (A) those assets categorized as “short-term bank deposits” and “investments” in the recent Form 20-F filing and (B) its holdings of interests or shares in its subsidiaries—including, but not limited to, the VIEs—to be “investment securities” as defined under Section 3(a)(2) of the Investment Company Act. In each case, please provide the legal basis for your position.

Please see our discussion of the treatment of such assets for purposes of the Section 3(a)(1)(C) analysis in our response to Question 13 above.

15. Please add risk factor language to clearly disclose (A) the bases on which you and each of your subsidiaries claim to be exempt from registration and regulation under the Investment Company Act and (B) the consequences if you or any subsidiaries are deemed to be an investment company under the Investment Company Act.

In responses to the Staff’s comment, the Company respectfully advise the Staff that it intends to insert the below risk factor in its 2023 Annual Report and future filings, subject to appropriate updates for future financial periods.

If we were deemed to be an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, results of operations and financial condition.

We intend to conduct our operations so that we will not be deemed to be an investment company under the Investment Company Act. Under Section 3(a)(1) of the Investment Company Act, an entity generally will be deemed to be an “investment company” for purposes of the Investment Company Act if: (a) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading securities or (b) absent an applicable exemption, it owns or proposes to acquire investment securities (other than U.S. government securities, securities issued by employees’ securities companies and securities issued by qualifying majority owned subsidiaries of such entity) having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

We believe that we are engaged primarily in the business of developing and operating online interactive gaming and entertainment livestreaming platforms, and not in the business of investing, reinvesting or trading in securities. We hold ourselves out as a game-centric livestreaming platform and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that the Company is what is frequently referred to as an “orthodox” investment company as defined in the Investment Company Act and described in clause (a) in the preceding paragraph. Furthermore, on an unconsolidated basis, at least 60% of the value of the Company’s total assets (exclusive of U.S. government securities and cash items) consists of our indirect interest, through our wholly-owned subsidiaries, in Wuhan DouYu Culture Network Technology Co. Ltd. (“DouYu Yule”), our majority owned subsidiary. We believe DouYu Yule is a qualifying majority owned subsidiary for purposes of the 40% test described in clause (b) in the preceding paragraph, because DouYu Yule is primarily engaged in the business of online interactive gaming and entertainment livestreaming, and is not an investment company by virtue of Rule 3a-1 under the Investment Company Act. Under Rule 3a-1, an entity is generally deemed to be an “investment company” if, absent an applicable exemption, more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of such entity and securities issued by qualifying companies that are controlled primarily by such entity. DouYu Yule’s assets, consolidated with its wholly-owned subsidiaries (within the meaning of the Investment Company Act), consist primarily of trade receivables (including trade receivables due from related parties), prepayments, property and equipment, right-of-use assets, intangible assets that are not securities, and other assets that we believe would not be considered securities for purposes of the Investment Company Act. Therefore, we believe that,consolidating DouYu Yule’s wholly-owned subsidiaries (within the meaning of the Investment Company Act), no more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of DouYu Yule and securities issued by qualifying companies that are controlled primarily by DouYu Yule. Accordingly, we believe that DouYu Yule is not an investment company by virtue of Rule 3a-1 under the Investment Company Act, and therefore is a qualifying majority-owned subsidiary held through the Company’s wholly-owned subsidiaries for purposes of applying the 40% test described in clause (b) in the preceding paragraph to the Company and such wholly-owned subsidiaries.

The need to comply with Section 3(a)(1) and Rule 3a-1 under the Investment Company Act may cause us to restrict our business and subsidiaries with respect to how we invest excess cash pending use in our business. In addition, if we no longer meet the requirements of Section 3(a)(1) and Rule 3a-1, and no other exemption is available to us, we may take other actions in order to conduct our business in a manner that does not subject us to the registration and other requirements of the Investment Company Act. This may include adjusting our cash management investments, which may result in lower rates of returns, and/or liquidating all or a portion of our investment securities, including on unfavorable terms, and holding such amounts in cash, and/or acquiring assets or businesses that could change the nature of our business or potentially take other actions that may be viewed as adverse to the holders of our ADSs or ordinary shares, in order to conduct our business in a manner that does not subject us to the registration and other requirements of the Investment Company Act.

If anything were to happen which would cause the Company to be deemed to be an investment company under the Investment Company Act, we may lose our ability to raise money in the U.S. capital markets and from U.S. lenders, and additional restrictions under the Investment Company Act could apply to us, all of which could make it impractical for us to continue our business as currently conducted. This would materially and adversely affect the value of our ADSs or ordinary shares and our ability to pay dividends in respect of our ADSs or ordinary shares.

***

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to DouYu’s Annual Report on Form 20-F, please contact Li He at +852 2533-3306 (li.he@davispolk.com) of Davis Polk & Wardwell LLP.

Thank you for your time and attention.

Yours sincerely,

/s/ Shaojie Chen
Name: Shaojie Chen
Title: Chief Executive Officer

cc:	Mr. Mingming Su, Chief Strategy Officer DouYu International Holdings Ltd Mr. Li He, Partner Davis Polk & Wardwell LLP

Appendix I

Condensed Consolidating Schedule

The following tables set forth the summary condensed consolidated balance sheets data as of December 31, 2021 and 2022 of (i) our Company and our subsidiaries and (ii) the VIEs and VIEs’ subsidiaries, and the summary of the condensed consolidated statements of operations and cash flows for the years ended December 31, 2020, 2021 and 2022. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States. The historical results of us and the VIEs and VIEs’ subsidiaries are not necessarily indicative of results expected for future periods. You should read this information together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31, 2020
	Our Company	Our subsidiaries	WOFE	VIEs and VIEs' subsidiaries	Eliminating adjustments between (i)our Company and our subsidiaries and WOFE and (ii)the VIEs and VIEs’ subsidiaries	Consolidated
	(RMB in thousands)
Third-party revenues	—	903,796	593	8,697,485	—	9,601,874
Inter-company services revenues (1)	—	—	1,401,037	—	(1,401,037)	—
Net revenues	—	903,796	1,401,630	8,697,485	(1,401,037)	9,601,874
Third-party operating cost and expenses	(54,597)	(1,974,882)	(476,968)	(6,833,365)	—	(9,339,812)
Inter-company services cost and expenses (1)	—	—	—	(1,401,037)	1,401,037	—
Income from equity in subsidiaries	423,339	1,338,550	—	—	(1,761,889)	—
Share of income from VIEs	—	—	432,731	—	(432,731)	—
Total operating cost and expenses	368,742	(636,332)	(44,237)	(8,234,402)	(793,583)	(9,339,812)
Income from operations	368,742	267,464	1,357,393	463,083	(2,194,620)	262,062
Other expenses, net	—	—	(16,200)	(60,661)	49,467	(27,394)
Interest income(expense)	116,757	129,948	(736)	29,497	(130,231)	145,235
Gain on disposal of subsidiary	—	25,927	(1,930)	(471)	—	23,526
Share of income in equity method investments	—	—	23	1,283	—	1,306
Net income	485,499	423,339	1,338,550	432,731	(2,275,384)	404,735

	For the Year Ended December 31, 2021
	Our Company	Our subsidiaries	WOFE	VIEs and VIEs' subsidiaries	Eliminating adjustments between (i)our Company and our subsidiaries and WOFE and (ii)the VIEs and VIEs’ subsidiaries	Consolidated
	(RMB in thousands)
Third-party revenues	—	200,459	(212)	8,965,084	—	9,165,331
Inter-company services revenues (1)	—	—	1,624,749	—	(1,624,749)	—
Net revenues	—	200,459	1,624,537	8,965,084	(1,624,749)	9,165,331
Third-party operating cost and expenses	(110,279)	(2,285,413)	(419,515)	(6,998,785)	—	(9,813,992)
Inter-company services cost and expenses (1)	—	—	—	(1,624,749)	1,624,749	—
(Loss) income from equity in subsidiaries	(505,172)	1,602,982	—	—	(1,097,810)	—
Share of income from VIEs	—	—	388,119	—	(388,119)	—
Total operating cost and expenses	(615,451)	(682,431)	(31,396)	(8,623,534)	138,820	(9,813,992)
(Loss) income from operations	(615,451)	(481,972)	1,593,141	341,550	(1,485,929)	(648,661)
Other expenses, net	—	(32,269)	2,128	(3,711)	—	(33,852)
Interest income	33,568	38,700	7,713	35,777	(38,366)	77,392
Share of (loss) income in equity method investments	—	(29,631)	—	14,503	—	(15,128)
Net (loss) income	(581,883)	(505,172)	1,602,982	388,119	(1,524,295)	(620,249)

	For the Year Ended December 31, 2022
	Our Company	Our subsidiaries	WOFE	VIEs and VIEs' subsidiaries	Eliminating adjustments between (i)our Company and our subsidiaries and WOFE and (ii)the VIEs and VIEs’ subsidiaries	Consolidated
	(RMB in thousands)
Third-party revenues	—	85,246	913	7,022,079	—	7,108,238
Inter-company services revenues (1)	—	—	448,789	—	(448,789)	—
Net revenues	—	85,246	449,702	7,022,079	(448,789)	7,108,238
Third-party operating income (expense)	3,833	(217,792)	(444,578)	(6,648,581)	—	(7,307,118)
Inter-company services cost and expenses (1)	—	—	—	(448,789)	448,789	—
Loss from equity in subsidiaries	(170,956)	(62,402)	—	—	233,358	—
Share of loss from VIEs	—	—	(9,847)	—	9,847	—
Total operating cost and expenses	(167,123)	(280,194)	(454,425)	(7,097,370)	691,994	(7,307,118)
Income (Loss) from operations	(167,123)	(194,948)	(4,723)	(75,291)	243,205	(198,880)
Other expenses, net	—	(53,840)	(63,998)	37,535	—	(80,303)
Interest income	91,701	14,855	9,904	28,393	(14,993)	129,860
Income tax expenses	—	—	(3,487)	—	—	(3,487)
Share of income (loss) in equity method investments	—	62,977	(98)	(484)	—	62,395
Net loss	(75,422)	(170,956)	(62,402)	(9,847)	228,212	(90,415)

Notes:

(1)	The eliminations are related to the service fees charged between the WOFE and the VIEs

	As of December 31, 2021
	Our Company	Our subsidiaries	WOFE	VIEs and VIEs' subsidiaries	Eliminating adjustments between (i)our Company and our subsidiaries and WOFE and (ii)the VIEs and VIEs’ subsidiaries	Consolidated
	(RMB in thousands)
Assets
Cash and cash equivalents	4,206,259	43,347	17,437	189,363	—	4,456,406
Restricted cash	—	—	—	10,703	—	10,703
Short term bank deposits	956,355	—	300,000	820,000	—	2,076,355
Accounts receivable, net	—	11,844	504	179,041	—	191,389
Prepayments	11,476	261	6,347	62,633	—	80,717
Other current assets	14,644	47,397	20,772	293,554	—	376,367
Investments in subsidiaries (1)	1,158,039	1,376,617	—	—	(2,534,656)	—
Amounts due from the VIEs (2)	—	—	3,278,174	—	(3,278,174)	—
Amounts due from Our subsidiaries	—	—	—	440,088	(440,088)	—
Amounts due from related parties	—	—	280	36,879	—	37,159
Property and equipment, net	—	5,201	12,222	7,688	—	25,111
Intangible assets, net	—	28,780	7,994	124,766	—	161,540
Long term bank deposits	—	—	—	100,000	—	100,000
Investments	—	17,057	221,761	252,607	—	491,425
Goodwill	—	12,637	—	—	—	12,637
Right-of-use assets	—	2,646	9,626	60,037	—	72,309
Other non-current assets	—	4,911	261	59,613	—	64,785
Total assets	6,346,773	1,550,698	3,875,378	2,636,972	(6,252,918)	8,156,903
Accounts payable	—	(83,496)	55,888	851,736	—	824,128
Advances from customers	—	—	2	7,474	—	7,476
Deferred revenue	12,030	6,388	—	216,716	—	235,134
Accrued expenses and other current liabilities	57,801	24,925	119,644	255,958	—	458,328
Amounts due to WOFE (2)	—	—	—	3,278,174	(3,278,174)	—
Amounts due to the VIEs	310	439,778	—	—	(440,088)	—
Amounts due to related parties	—	2,314	7,439	283,756	—	293,509
Deficit in VIEs (3)	—	—	2,314,007	—	(2,314,007)	—
Lease liabilities due within one year	—	2,417	1,411	26,589	—	30,417
Lease liabilities	—	332	370	30,576	—	31,278
Other liabilities	18,045	—	—	—	—	18,045
Total liabilities	88,186	392,658	2,498,761	4,950,979	(6,032,269)	1,898,315
Total shareholders’ equity	6,258,587	1,158,040	1,376,617	(2,314,007)	(220,649)	6,258,588
Total liabilities and shareholders’ equity	6,346,773	1,550,698	3,875,378	2,636,972	(6,252,918)	8,156,903

	As of December 31, 2022
	Our Company	Our subsidiaries	WOFE	VIEs and VIEs' subsidiaries	Eliminating adjustments between (i)our Company and our subsidiaries and WOFE and (ii)the VIEs and VIEs’ subsidiaries	Consolidated
	(RMB in thousands)
Assets
Cash and cash equivalents	3,574,343	37,303	14,734	415,223	—	4,041,603
Restricted cash	—	—	—	6,057	—	6,057
Short term bank deposits	1,741,150	—	200,000	570,000	—	2,511,150
Accounts receivable, net	—	7,405	461	101,314	—	109,180
Prepayments	253	65	1,015	24,731	—	26,064
Other current assets	65,929	13,832	23,995	233,248	—	337,004
Investments in subsidiaries (1)	1,222,310	1,314,866	—	—	(2,537,176)	—
Amounts due from the VIEs (2)	—	—	3,346,209	—	(3,346,209)	—
Amounts due from Our subsidiaries	—	—	—	298,964	(298,964)	—
Amounts due from related parties	—	29	153	45,944	—	46,126
Property and equipment, net	—	2,864	9,475	4,649	—	16,988
Intangible assets, net	—	25,294	6,054	75,375	—	106,723
Long term bank deposits	—	—	100,000	150,000	—	250,000
Investments	—	127,836	158,113	245,962	—	531,911
Goodwill	—	13,804	—	—	—	13,804
Right-of-use assets	—	1,904	20,284	27,723	—	49,911
Other non-current assets	—	15,943	8,749	74,153	—	98,845
Total assets	6,603,985	1,561,145	3,889,242	2,273,343	(6,182,349)	8,145,366
Accounts payable	—	21,444	121,026	524,515	—	666,985
Advances from customers	—	—	187	6,272	—	6,459
Deferred revenue	13,141	7,076	—	267,935	—	288,152
Accrued expenses and other current liabilities	23,376	7,586	103,105	168,735	—	302,802
Amounts due to the WOFE (2)	—	—	—	3,346,209	(3,346,209)	—
Amounts due to the VIEs	338	298,626	—	—	(298,964)	—
Amounts due to related parties	—	2,159	6,717	257,910	—	266,786
Deficit in VIEs (3)	—	—	2,323,202	—	(2,323,202)	—
Lease liabilities due within one year	—	1,748	7,728	18,003	—	27,479
Lease liabilities	—	195	12,411	6,966	—	19,572
Other liabilities	6,571	—	—	—	—	6,571
Total liabilities	43,426	338,834	2,574,376	4,596,545	(5,968,375)	1,584,806
Total shareholders’ equity(deficit)	6,560,559	1,222,311	1,314,866	(2,323,202)	(213,974)	6,560,560
Total liabilities and shareholders’ equity(deficit)	6,603,985	1,561,145	3,889,242	2,273,343	(6,182,349)	8,145,366

Notes:

(1)	It represents the eliminations of the investments among our Company, Our subsidiaries and WOFE.
(2)	Amounts due from the VIEs/to the WOFE represent the unpaid service fees as of each respective year end, which are eliminated.
(3)	Deficit in VIEs represents the amounts of accumulated losses from VIEs that exceeding the investment’s carrying amounts.

	For the Year Ended December 31, 2020
	Our Company	Our subsidiaries	WOFE	VIEs and VIEs' subsidiaries	Eliminating adjustments between (i)our Company and our subsidiaries, WOFE and (ii)the VIEs and VIEs’ subsidiaries	Consolidated
	(RMB in thousands)
Proceeds of services fee charges from inter-companies (1)	—	—	866,275	—	(866,275)	—
Payments of services fee charges to inter-companies (1)	—	—	—	(866,275)	866,275	—
Net cash provided by (used in) transactions with third parties	107,968	(371,352)	(834,477)	1,765,510	—	667,649
Net cash provided by (used in) operating activities	107,968	(371,352)	31,798	899,235	—	667,649
Loans to Our subsidiaries (2)	—	—	—	(30,683)	30,683	—
Investments in Our subsidiaries (3)	(425,089)	—	—	—	425,089	—
Other investing activities	(1,370,229)	(53,320)	(40,089)	(1,148,982)	—	(2,612,620)
Net cash (used in) provided by investing activities	(1,795,318)	(53,320)	(40,089)	(1,179,665)	455,772	(2,612,620)
Loans from VIEs (2)	—	30,683	—	—	(30,683)	—
Capital contribution from Our Company (3)	—	425,089	—	—	(425,089)	—
Repurchase of ordinary shares	(579,825)	—	—	—	—	(579,825)
Other financing activities	—	105,130	(4,500)	—	—	100,630
Net cash (used in) provided by financing activities	(579,825)	560,902	(4,500)	—	(455,772)	(479,195)

	For the Year Ended December 31, 2021
	Our Company	Our subsidiaries	WOFE	VIEs and VIEs' subsidiaries	Eliminating adjustments between (i)our Company and our subsidiaries, WOFE and (ii)the VIEs and VIEs’ subsidiaries	Consolidated
	(RMB in thousands)
Proceeds of services fee charges from inter-companies(1)	—	—	937,874	—	(937,874)	—
Payments of services fee charges to inter-companies(1)	—	—	—	(937,874)	937,874	—
Net cash (used in) provided by transactions with third parties	(1,763)	(547,711)	(571,731)	534,947	—	(586,258)
Net cash (used in) provided by operating activities	(1,763)	(547,711)	366,143	(402,927)	—	(586,258)
Proceeds of loans from Our subsidiaries (2)	—	—	—	42,699	(42,699)	—
Investments in Our subsidiaries(3)	(424,559)	—	—	—	424,559	—
Other investing activities	413,874	(41,652)	(362,692)	(28,659)	—	(19,129)
Net cash (used in) provided by investing activities	(10,685)	(41,652)	(362,692)	14,040	381,860	(19,129)
Repayments of loans to VIEs(2)	—	(42,699)	—	—	42,699	—
Capital contribution from Our Company(3)	—	424,559	—	—	(424,559)	—
Repurchase of ordinary shares	(107,152)	—	—	—	—	(107,152)
Net cash (used in) provided by financing activities	(107,152)	381,860	—	—	(381,860)	(107,152)

	For the Year Ended December 31, 2022
	Our Company	Our subsidiaries	WOFE	VIEs and VIEs' subsidiaries	Eliminating adjustments between (i)our Company and our subsidiaries, WOFE and (ii)the VIEs and VIEs’ subsidiaries	Consolidated
	(RMB in thousands)
Proceeds of services fee charges from inter-companies(1)	—	—	407,682	—	(407,682)	—
Payments of services fee charges to inter-companies(1)	—	—	—	(407,682)	407,682	—
Net cash provided by (used in) transactions with third-parties	16,880	(166,748)	(403,941)	485,976	—	(67,833)
Net cash provided by (used in) operating activities	16,880	(166,748)	3,741	78,294	—	(67,833)
Loans to Our subsidiaries(2)	—	—	—	(6,500)	6,500	—
Proceeds of loans from Our subsidiaries(2)	—	—	—	147,624	(147,624)	—
Investments in Our subsidiaries(3)	(181,740)	—	—	—	181,740	—
Other investing activities	(731,005)	126,380	(5,789)	1,797	—	(608,617)
Net cash (used in) provided by investing activities	(912,745)	126,380	(5,789)	142,921	40,616	(608,617)
Loans from the VIEs(2)	—	6,500	—	—	(6,500)	—
Repayments of loans to VIEs(2)	—	(147,624)	—	—	147,624	—
Capital contribution from Our Company(3)	—	181,740	—	—	(181,740)	—
Repurchase of ordinary shares	(108,967)	—	—	—	—	(108,967)
Net cash (used in) provided by financing activities	(108,967)	40,616	—	—	(40,616)	(108,967)

Notes:

(1)	The eliminations are related to the cash payment on service fees between WOFE and the VIEs.
(2)	The eliminations are related to loans between VIEs and Our subsidiaries.
(3)	The eliminations are related to investments between Our Company and Our subsidiaries.